Exhibit 99.1(a)(17)

RINKER GROUP LIMITED

Shareholder Information Line

QUESTION AND ANSWER
SCRIPT

FOR

INBOUND CALLS

REGARDING A BID

BY

CEMEX S.A.B de C.V. (CEMEX)

FOR USE ONLY BY

HOGAN MARKETING SERVICES

The answers contained herein are to be adhered to strictly verbatim.

INDEX

A)	DIRECTIONS FOR TELEPHONE OPERATORS	2

A1)	Standard Opening	3
A2)	Standard Close	6
A3)	Essential Responses	7

B)	CALLER SERVICE VIA DATABASE ACCESS	8

	Caller codes	8
	Action codes	8
	Daily report	8

C)	QUESTION & ANSWER SCRIPT	9

A)   DIRECTIONS FOR TELEPHONE OPERATORS

Special instructions - This script has been reviewed by Rinker Group Limited’s legal advisers and must be adhered to strictly. DO NOT deviate from the script at any time or offer any personal comment. The only things you can say are correctly worded for you in this script. You must not provide what you think may be the answer and most importantly DO NOT OFFER ANY OPINION or give advice as this could be a breach of law

FAILURE TO ADHERE TO SCRIPTED RESPONSES WILL MEAN INSTANT DISMISSAL

If the caller has a difficult question that is not covered in the Q&A, take their name, telephone number and the question in full and record on the database (Code DQ). Advise the caller you will have someone get back to them.

Special note

The questions asked may not exactly resemble those in this Q&A script. To ensure that the prepared answers are used correctly, you may have to restate or paraphrase the prepared question, or the question you think is being asked and then provide the corresponding prepared answer

Or lead into the prepared answer with: “I understand what you are asking. I think this response will include the information you are looking for…”

Response for callers requesting interpretation of Q&A responses

“Unfortunately due to legal reasons, I am unable to elaborate on that answer. If you like, I can record your question and arrange for someone to call you back with a response.”

If the caller is still unsatisfied, take their name, telephone number and note the question and the response on the database (Code DQ). Advise the caller you will have someone get back to them

Rinker Group Limited Shareholder Information Line
1 800 28 59 48 (domestic toll - free) or  +61 2 9207 3855
(outside Australia) or 1 866 45 43 170 (US toll –free)

A1)         STANDARD OPENING

Good morning / afternoon. Welcome to the Rinker Shareholder Information Line. My name is [ ].”

To comply with the requirements of the Australian Corporations Act this line is being recorded, subject to limited exemptions.

If caller does not wish to be recorded

“Legislation requires calls to be recorded and is intended to protect you from receiving incorrect information. If you are concerned about the recording requirement and would like to register your concerns you can do so by contacting the appropriate authority. Unfortunately, if you do not wish to be recorded I am unable to continue with the call”

If caller still does not wish to be recorded:

“If you wish to register your concerns about the recording requirement, you can contact the Australian Securities and Investments Commission on 1300 300 630. Thank you for your call”

Then use this close:

“Thank you for your call.”

Request name:

“May I have your full name please?” [Record, confirm spelling]

If shareholder refuses to give you their name then say:

“The reason we require your details is to comply with our legal obligation to index and store our recordings. This will assist you in obtaining access to this recording should you require it in the future. If you are concerned about having to give your name and would like to register your concerns you can do so by contacting Australian Securities and Investments Commission. Unfortunately, if you do not wish to give your name I am unable to continue with this call”

If the caller still refuses to give their name then say:

“If you do wish to register your concerns about having to give your name, you can contact the Australian Securities and Investments Commission on 1300 300 630. Thank you for your call”

If the caller identifies themselves as a member of the media:

“I’m unable to comment to the media” [Record follow up: confirm what station / newspaper they represent]

If the caller identifies themselves as an analyst, broker or fund manager:

Answer shareholder questions from the script

If the caller identifies themselves as a member of the public:

Answer shareholder questions from the script

Register date and time of call:

“The legislation also requires me to record the date and time of the call. The date is [ ] 2006 and the Sydney time is [ ]”

Rinker shareholder:

“May I ask if you are a Rinker shareholder or employee?” [Record]

If no,

“May I ask where you are calling from?” (e.g. journalist, analyst, stockbroker or fund manager, member of the public)

If yes,

“Are you a shareholder resident in the US?”

“This call may involve a number of forward-looking statements by Rinker based on management’s current expectations and beliefs.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including the risks and uncertainties identified in Rinker’s filings with the Australian Stock Exchange and the U.S. Securities and Exchange Commission. Rinker can give no assurances that actual results would not differ materially from any forward-looking statements made in this call, particularly in light of the many risks and uncertainties regarding the proposed offer by CEMEX.  You are cautioned not to place undue reliance on any forward-looking information.  Rinker disclaims any intention or obligation to update or revise any forward-looking statements contained herein, whether as a result of new information, future events or otherwise. Investors are urged to read Rinker’s Target’s Statement and Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 (a US requirement) which were lodged with ASX and filed with the U.S. Securities and Exchange Commission on November 28, 2006 (US time)/November 29, 2006 (Australia time), as they contain important information. These documents are available without charge at Rinker’s website at www.rinker.com or at the SEC’s website at www.sec.gov. Please hold while we connect you to one of our shareholder service representatives.”

Assist with question:

 “Thank you. How may I help you?” [Shareholder question] [Answer question from script]

A2)         STANDARD CLOSE

Thank you for your call. Goodbye.

A3)         ESSENTIAL RESPONSES

Use of information and recording	Your information will only be used for purposes of ensuring compliance with the Australian Corporations Act. You have the right to access this information and recording.

For callers requesting advice as opposed to information

You are asking me to give you investment advice. The Australian Corporations Act does not allow me to offer an opinion or investment advice on this matter.

If you require this type of advice, can I suggest you talk to your stockbroker, accountant, financial or other advisor.

Callers who have difficult questions not covered in the Q&A

Unfortunately, I do not have this information available. However, if you give me your contact details, I will pass them to the area that will be able to assist you. Someone will contact you as soon as possible.

[Record their name, address, telephone number and the question in full on the database and code DQ]

Callers who simply do not accept what you have given them and who won’t accept having someone call them back

What I can do is take your details and have someone from Rinker Group Limited respond to your enquiry.

Your information will only be used for purposes associated with this Offer. You have the right to access this information and recording.

If the caller does not wish to leave details:

I am sorry that I cannot help you in the way that you wish. Thank you for your call.

Calls from the Media

Callers identifying themselves from the media must be treated very carefully. You should be very polite but firm that you cannot give them any details.

It is critical that you do not attempt to answer their questions or make any comment.

Take their name, telephone number and details/newspaper they represent, and their question. Record on the Media Callback Form and advise them that you will get someone to call them back.

[Refer Media Callback Form to team leader for immediate transmission]

B)           CALLER SERVICE VIA DATABASE ACCESS

All calls must be logged through the database with an Issue Code being selected for each call.

CALLER CODES

01	Refused to have call recorded
02	Overview of Offer
03	Board Recommendation
04	Conditions of the Offer
05	Share price information
06	Request for Financial Advice
07	Redirect to Share Registry

ACTION CODES

DQ	Difficult question (Callback required)
RC	Re-mail Request to Current Address
RN	Re-mail Request to New Address

DAILY REPORT

A daily report need to be produced with the following information provided:

•                  number of calls received

•                  average waiting time

•                  number of callbacks required

•                  who has responsibility for the callbacks

C)           QUESTION & ANSWER SCRIPT

General enquiries

What is the current share price?	Rinker’s current share price as of the close of business on the 11 December 2006 was A$18.17.

Rinker is currently trading at a price higher than the Offer price. Can I sell my shares at this price (and if so, how can I do this)?	CEMEX’s Offer does not prevent you from selling your Rinker Shares on market at the current share price. You should contact your stockbroker if you intend to sell your shares on market.

How do I get a stockbroker?	Shareholders should contact the ASX customer service line on 131 279.

How do I get another copy of the CEMEX acceptance form?

Shareholders should contact CEMEX on their help line on 1300 721 344 (within Australia), 866 244 1296 (for retail investors in the US), 212 750 5833 (for banks and brokers in the US) or +61 3 9415 4344 (elsewhere) to request another copy of the CEMEX acceptance form.

When will Rinker pay its next dividend? How much is it for? What is the percentage that is franked?	Rinker paid an interim dividend of A$0.16 per share on the 11 December 2006. The dividend was 60% franked.

During the course of this year, Rinker has distributed additional cash in the form of a special dividend and a capital return. Is this expected to continue?

Rinker’s current dividend policy is to pay out approximately 35% of its net profit attributable to shareholders in the form of dividends. Additional distributions are subject to Board approval and will only be undertaken if it is in the best interest of shareholders.

I have just changed my address / bank account?	Shareholders should contact Computershare on 1800 030 202 to change their details.

Will I still be entitled to the dividend if I accept the Offer?	You will be entitled to receive a dividend if you are a registered shareholder on the 24 November 2006 (the record date).

Employees enquiries

What happens to my shares held under the Rinker Employee Share Plan?	Shareholders should refer to Section 5.6 of the Target’s Statement for further information.

Offer specific enquires

What is the Offer?

CEMEX has made an unsolicited, opportunistic and highly conditional Offer for Rinker to acquire all your ordinary shares (or ADSs) in Rinker Group Limited. The Offer comprises of US$13.00 per share (or US$65.00 per ADS) which is equivalent to A$16.62 per share (or A$83.10 per ADS) based on an RBA mid point exchange rate on the 11 December 2006 of A$1.00 to US$0.7822. Please note that this Australian dollar equivalent of the Offer price is for illustrative purposes only. A detailed description of the foreign exchange rate conversion procedure is contained in CEMEX’s First Supplementary Bidder’s Statement which was released and posted on the ASX website on 8 December 2006 (and a copy of which you should receive shortly). Rinker Shareholders should note that CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer period. This includes the A$0.16 per Rinker Share interim dividend paid on 11 December 2006. CEMEX’s Offer adjusted for the interim dividend is A$16.46. Your Directors have unanimously recommended that Rinker Shareholders reject CEMEX’s takeover Offer as your Rinker Shares are worth a lot more.

Do I have to receive the Offer price in US$?

No. According to CEMEX’s Bidder Statement, although the Offer price is in US dollars, you may elect to have it converted into, and then paid to you, in Australian dollars at the exchange rate calculated in the future based on conditions prevailing in the future. More details are provided in CEMEX’s First Supplementary Bidder’s Statement which was released and posted on the ASX website on 8 December 2006 (and a copy of which you should receive shortly).

What if I don’t make a currency election or my election is not valid?

If you do not make an election or your election is not valid, you will receive your consideration for your Rinker Shares / ADSs in US dollars unless you have a registered address in Australia, in which case, the consideration will be converted into Australian dollars.

What is the exchange rate that will be used by CEMEX to convert the US dollar Offer price into Australian dollars?

The exchange rate that will be used to convert the US dollar Offer price into Australian dollars is not currently known. It will be calculated in the future based on conditions prevailing in the future. More details are provided in CEMEX’s First Supplementary Bidder’s Statement which was released and posted on the ASX website on 8 December 2006 (and a copy of which you should receive shortly). CEMEX’s Offer structure transfers the foreign exchange risk to Australian Resident Rinker Shareholders. Neither CEMEX nor any other party can assure you that the Australian dollar amount you will receive if you accept CEMEX’s Offer will not be materially different to what you expect.

When will I receive more information?

You should have now received the Bidder’s Statement from CEMEX. Rinker’s Target’s Statement was mailed to Rinker Shareholders on 1 December 2006. CEMEX also released a First Supplementary Bidder’s Statement on 8 December 2006 which was posted on the ASX website (and a copy of which you should receive shortly).

Is there an Independent Expert’s report?	An Independent Expert’s report has been completed by Grant Samuel and is attached as Attachment 1 to Rinker’s Target Statement from page 75.

Should I accept?

I cannot give you investment advice, however you should have received a document from Rinker called a Target’s Statement containing the formal recommendation from Rinker’s Directors. Rinker Directors have unanimously recommended that you reject CEMEX’s takeover Offer as your Rinker Shares are worth a lot more. Rinker has lodged its Target’s Statement with ASX and has filed its Target’s Statement with its Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission. These documents, and other important filings are available without charge at www.rinker.com and www.sec.gov. To reject CEMEX’s Offer, Rinker Shareholders should do nothing and ignore all documents sent to you by CEMEX.

When does the Offer open / close?

The Offer opened on 14 November 2006. Originally the earliest closing date of the Offer was 7pm Sydney time on 27 December 2006 or 3am New York time on 27 December 2006. However, on 8 December 2006 CEMEX announced that it was extending the Offer Period to 7pm Sydney time on 31 January 2007 and 3am New York time on 31 January 2007, unless further extended. You should be aware that Rinker Directors have unanimously recommended that you reject CEMEX’s takeover Offer as your Rinker Shares are worth a lot more. To reject CEMEX’s Offer, Rinker Shareholders should do nothing and ignore all documents sent to you by CEMEX.

What does CEMEX intend doing with Rinker?	CEMEX must disclose its intentions for Rinker according to Australian Law. You should refer to section 3 of the Bidder’s Statement for an outline of CEMEX’s intentions for Rinker.

Do I have to pay stamp duty, brokerage and / or GST?

According to the Bidder’s Statement, CEMEX will pay any Australian or US security transfer taxes (including stamp duty) on the disposal of your Rinker Shares under the Offer. You should refer to the Bidder’s Statement for more information and consult your individual tax and financial advisors.

Are there any conditions to the Offer?

Yes, there are numerous conditions to the Offer, which if not satisfied or waived by the end of the Offer period may result in the Offer not proceeding. For a full breakdown of the conditions, please refer to section 8.6 of the Bidder’s Statement.

Do you expect a counter bid to emerge?

Your Directors are reviewing all alternatives in order to maximise value for all Rinker Shareholders, although Rinker cannot predict at this time whether the Board of Directors will recommend any alternative to Rinker Shareholders.

How is the Offer price affected by the interim dividend paid by Rinker on 11 December 2006?

CEMEX’s Offer gives it the right to reduce the Offer price by an amount equal to any dividends paid to you by Rinker during the Offer period. This includes the A$0.16 per Rinker Share interim dividend paid on 11 December 2006. The reduction will be calculated with reference to the US dollar to Australian dollar exchange rate that is prevailing at the time that the dividend entitlement arises. Please refer to Section 8.8(e) of the Bidder’s Statement for more information.

Can / will the closing date be extended?

On 8 December 2006 CEMEX announced that it was extending the Offer Period to 7pm Sydney time on 31 January 2007 and 3am New York time on 31 January 2007. It is possible for CEMEX to further extend the closing date in accordance with the Australian Corporations Act for up to a total of 12 months. Also if in the last 7 days of the Offer period CEMEX’s voting power increases to more than 50% or CEMEX increases its Offer price, then the Offer will be automatically extended for 14 days.

Have any large shareholders or institutions accepted the Offer to date?	To our knowledge, no major institutions / shareholder have accepted CEMEX’s Offer at this point in time.

What do Rinker’s Directors recommend?

You should have received a document from Rinker called a Target’s Statement containing the formal recommendation from Rinker’s Directors. It is the unanimous view of Rinker’s Directors that you reject CEMEX’s takeover Offer as your Rinker Shares are worth a lot more. To reject CEMEX’s Offer, Rinker Shareholders should do nothing and ignore all documents sent to you by CEMEX. Rinker has lodged its Target’s Statement with ASX and has filed its Target’s Statement with its Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission. These documents, and other important filings are available without charge at www.rinker.com and www.sec.gov.

Will the Rinker board eventually accept the Offer (or a higher offer)?

The Directors view is that the current CEMEX Offer materially undervalues Rinker and have recommended that Rinker Shareholders reject CEMEX’s takeover Offer. The Board will keep Rinker Shareholders fully informed of further developments.

Are Rinker directors accepting the Offer?

At this time, your Directors believe that CEMEX’s Offer is inadequate and materially undervalues Rinker. At this time, your Directors intend to reject CEMEX’s Offer in relation to their own Rinker Shares. Further details are provided in Rinker’s Target’s Statement which you should have now received and which is available without charge at www.rinker.com and www.sec.gov.

Can CEMEX withdraw its Offer?

No. CEMEX is not permitted to withdraw its Offer, unless ASIC (Australian Securities and Investments Commission) specifically provides consent to such withdrawal. However, if the conditions of the Offer are not fulfilled or waived at the Conclusion of the Offer Period, the Offer will lapse.

What is CEMEX’s current entitlement in Rinker?	CEMEX has disclosed that, prior to announcing the bid, CEMEX and its associates had 1,000 shares in Rinker. CEMEX must make an announcement if its shareholding in Rinker increases by more than 1%.

Why is CEMEX making the Offer?

CEMEX’s Bidder’s Statement states that, among other reasons, the acquisition of Rinker may reinforce CEMEX’s operational strategy across the industry’s value chain and improve its position in the US. CEMEX has described its other reasons for making the Offer in its Bidder’s Statement.

Can I receive CEMEX shares instead of cash?

No – you will no longer own any Rinker Shares and will not receive any CEMEX shares if you accept the Offer and CEMEX completes the Offer. The consideration available under CEMEX’s Offer is US$13 per Rinker Share.

Can I have further details regarding CEMEX’s Offer for their shares?

As CEMEX is making the offer for your Rinker Shares, if you require further assistance, you should refer to the Bidder Statement or call CEMEX’s help line on 1300 721 344 (within Australia), 866 244 1296 (for retail investors in the US), 212 750 5833 (for banks and brokers in the US) or +61 3 9415 4344 (elsewhere). If pressed further:

As this is all the information I have in regards to the CEMEX Offer you should call their help line for further assistance.

Accepting the Offer

How do I know if I have a CHESS holding?	If your Rinker Shares are in a CHESS holding, there will be an “X” next to your holder number on the Acceptance and Transfer Form.

How do I know if I have an Issuer Sponsored holding?	If your shares are held on the Issuer Sponsored Sub-register you will have an SRN identification number. There will be an “I” appearing next to your holder number on the Acceptance and Transfer Form.

Can I accept for only a portion of my shares?	No. The CEMEX Bidder’s Statement provides that you can only accept the Offer with respect to ALL of your Rinker Shares.

What should I do if the number of shares on my form is wrong?

For queries relating to the acceptance form or how to accept CEMEX’s Offer you should call CEMEX’s help line on 1300 721 344 (within Australia), 866 244 1296 (for retail investors in the US), 212 750 5833 (for banks and brokers in the US) or +61 3 9415 4344 (elsewhere). As they are making the offer they will be able to assist you with these queries.

Who is eligible to accept the Offer?

You are eligible to accept this Offer if you are a registered shareholder of Rinker at the time you accept the Offer.

If pressed for further information:

This means you must be registered as a holder of fully paid ordinary shares in Rinker, regardless of when those shares were acquired.

Please refer to CEMEX’s Bidder’s Statement and help line for further assistance with your queries.

What will I receive if I accept the Offer?

If you accept the Offer to sell all of your Rinker Shares you will receive US$13.00 per share if and when all conditions are satisfied or waived, if ever. You may only accept the Offer for ALL of your Rinker Shares. You do not have to receive this consideration in US dollars. However, if you are an Australian Resident Rinker Shareholder and you do not elect to receive your proceeds in US dollars, you will not receive a certain value in A$. The amount of $A that you will receive depends on when CEMEX receives your acceptance, when CEMEX converts US$into A$to pay you and the exchange rate achieved by CEMEX on conversion of $US to A$.

Your Directors have formally responded to CEMEX’s Offer in Rinker’s Target’s Statement which you should have now received. Your Directors have unanimously recommended that Rinker Shareholders reject CEMEX’s takeover Offer. Rinker has lodged its Target’s Statement with ASX and has filed its Target’s Statement with its Solicitation/Recommendation Statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission. These documents, and other important filings are available without charge at www.rinker.com and www.sec.gov.

What is the exchange rate that will be used by CEMEX to convert the US dollar Offer price into Australian dollars?

The exchange rate that will be used to convert the US dollar Offer price into Australian dollars is not currently known. It will be calculated in the future based on conditions prevailing at that time. CEMEX’s Offer structure transfers the foreign exchange risk to Australian Resident Rinker Shareholders. Neither CEMEX nor any other party can assure you that the Australian dollar amount you will receive if you accept CEMEX’s Offer will not be materially different to what you expect.

What are the tax implications of accepting the Offer?

A general outline of the potential tax implications of accepting the Offer is set out in Section 4 of the Target’s Statement. You should seek independent financial and taxation advice on tax implications applicable to your circumstances.

What is the capital gains tax (CGT) cost base of Rinker shares acquired by Rinker Shareholders as a result of the CSR demerger?	Please refer to Section 4 of the Target’s Statement. You should seek independent financial and taxation advice on tax implications applicable to your circumstances.

If I accept can I later withdraw my acceptance?

You currently have a right to withdraw your acceptance. This right may be lost once the various conditions of the Offer are satisfied. You should review section 7.3 of the Bidder’s Statement for details of the circumstances in which you can withdraw your acceptance. If pressed further: (ie. What circumstances?) Further details regarding your right to withdraw your acceptance of the CEMEX Offer are contained in sections 7.3, 8.7(a)(i) and 8.9 of the Bidder’s Statement.

How do I reject the Offer?	To reject the Offer, you do not need to do anything.

What is the percentage ownership that CEMEX must achieve to enable it to compulsorily acquire the remaining Rinker Shares?	For compulsory acquisition under the post-bid power, CEMEX and its associates must have a relevant interest in 90% of Rinker.

Payment

When will I receive payment?	As CEMEX is making the offer for your Rinker Shares, if you require further assistance, you should refer to the Bidder Statement or call CEMEX’s help line.

How will I be paid?	As CEMEX is making the offer for your Rinker Shares, if you require further assistance, you should refer to the Bidder Statement or call CEMEX’s help line.

Description of the Bidder and Target

What is CEMEX?

According to CEMEX’s Bidder’s Statement and public filings, CEMEX is a Mexican cement company which is publicly listed in Mexico on the Mexican Stock Exchange and in the US on the New York Stock Exchange. CEMEX is principally engaged in the business of producing, distributing and marketing cement, concrete, aggregates and related building materials.

More information can be found on CEMEX’s website www.CEMEX.com, in CEMEX’s filings with the U.S. Securities and Exchange Commission and in documents CEMEX has lodged with the ASX.

What is Rinker?

Rinker Group Limited (“Rinker”) is a publicly listed company with a market capitalisation of approximately US$13 billion. Rinker is one of the world’s top heavy building material groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products. Approximately 80% of Rinker’s revenue comes from the US subsidiary, Rinker Materials Corporation, with the balance sourced from its Readymix’s operations in Australia and China.

More information can be found on Rinker’s website www.rinker.com.au, in Rinker’s filings with the U.S. Securities and Exchange Commission and in documents Rinker has lodged with the ASX.